[SHIP]
                            [THE VANGUARD GROUP LOGO]
                         VANGUARD(R) WINDSOR II(TM) FUND
              SUPPLEMENT TO THE PROSPECTUS DATED FEBRUARY 25, 2005

IMPORTANT CHANGE TO VANGUARD WINDSOR II FUND
NEW MANAGER JOINS INVESTMENT ADVISORY TEAM
The board of trustees of Vanguard Windsor II Fund has added Armstrong Shaw Associates Inc. (Armstrong Shaw) to the Fund's investment advisory team. Effective immediately, Armstrong Shaw will manage a modest portion of the Fund's assets; over time it is expected that Armstrong Shaw will manage a larger portion of the Fund. Armstrong Shaw and the Fund's other investment advisors each independently select and maintain a portfolio of common stocks for the Fund. Armstrong Shaw's portfolio was established with assets from the Fund's cash investments. The Fund's board of trustees has designated the proportion of Fund assets to be managed by each advisor and may change these proportions at any time.

INVESTMENT OBJECTIVE, PRIMARY INVESTMENT STRATEGIES, AND PRIMARY RISKS
The Fund's investment objective, primary investment strategies, and primary risks will not change.

PROSPECTUS TEXT CHANGES
Following implementation of the new advisory arrangement, the "Fees and Expenses" discussion of the prospectus is revised as follows:

FEES AND EXPENSES
The following table describes the fees and expenses you may pay if you buy and hold Investor Shares or Admiral(TM) Shares of the Fund. As is the case with all mutual funds, transaction costs incurred by the Fund for buying and selling securities are not reflected in the table, although such costs are reflected in the investment performance figures included in the prospectus. The expenses shown under Annual Fund Operating Expenses are based on estimated amounts for the current fiscal year, adjusted to account for a new advisory fee schedule effective January 1, 2006.

                                                              Investor  Admiral
                                                               Shares    Shares
                                                              -----------------
SHAREHOLDER FEES (fees paid directly from your investment)
Sales Charges (Load) Imposed on Purchases:                      None      None
Purchase Fee:                                                   None      None
Sales Charge (Load) Imposed on Reinvested Dividends:            None      None
Redemption Fee:                                                 None      None

ANNUAL FUND OPERATING EXPENSES
   (expenses deducted from the Fund's assets)
Management Expenses:                                            0.34%     0.22%
12b-1 Distribution Fee:                                         None      None
Other Expenses:                                                 0.02%     0.01%
   Total Annual Fund Operating Expenses:                        0.36%     0.23%

                                                                  (over, please)

     The following examples are intended to help you compare the cost of investing in the Fund's Investor Shares or Admiral Shares with the cost of investing in other mutual funds. They illustrate the hypothetical expenses that you would incur over various periods if you invest $10,000 in the Fund's shares. These examples assume that the Fund provides a return of 5% a year and that operating expenses match our estimates. The results apply whether or not you redeem your shares at the end of the given period.

---------------------------------------------------------------------
                         1 Year   3 Years    5 Years   10 Years
---------------------------------------------------------------------
Investor Shares             $37      $116      $202       $456
Admiral Shares               24        74       130        293
---------------------------------------------------------------------

In the Fund Profile section, under "Additional Information," the following is added to "Investment Advisors":

o        Armstrong Shaw Associates Inc., New Canaan, Conn., since 2006

In the MORE ON THE FUND section under "Security Selection", the following text is added:

Armstrong Shaw Associates Inc. constructs a portfolio of large-capitalization stocks using a combination of fundamental and qualitative criteria to identify individual companies for potential investment. The firm's disciplined, absolute-value-based approach determines the intrinsic value of a company through an analysis of its cash flow or an appraisal of its assets. Candidates for purchase are stocks selling at a substantial discount to this intrinsic value, which also have a sound business and capable management team.

In the INVESTMENT ADVISORS section, the following text is added:

o Armstrong Shaw Associates Inc., 45 Grove Street, New Canaan, CT 06840, is an investment advisory firm founded in 1984. As of October 31, 2005, Armstrong Shaw managed about $7.3 billion in assets.

In addition, the first sentence of the first paragraph after the bullets is replaced with the following text:

The Fund pays five of its investment advisors--Armstrong Shaw; Barrow, Hanley; Equinox; Hotchkis & Wiley; and Tukman--on a quarterly basis.

In the Plain Talk(R) titled "The Fund's Advisors," the following text is added immediately before the paragraph about James P. Barrow:

JEFFREY M. SHAW, Chairman, Chief Investment Officer, and Co-Founder of Armstrong Shaw. He has worked in investment management since 1984 and has managed the Fund since 2006. Education: B.S., Princeton University; M.B.A., Harvard Business School.



(C)2006 The Vanguard Group, Inc. All rights reserved.
Vanguard Marketing Corporation, Distributor.                       PSA73 012006

                          VANGUARD(R) WINDSOR(TM) FUNDS

  SUPPLEMENT TO THE STATEMENT OF ADDITIONAL INFORMATION DATED FEBRUARY 25, 2005


VANGUARD WINDSOR II FUND ADDS A NEW INVESTMENT ADVISOR

The board of  trustees  of  Vanguard  Windsor II Fund has added  Armstrong  Shaw
Associates Inc. (Armstrong Shaw), to the Fund's investment advisory team. Effective immediately, Armstrong Shaw will manage a modest portion of the Fund's assets; over time it is expected that Armstrong Shaw will manage a larger portion of the Fund. Armstrong Shaw and the Fund's other investment advisors each independently select and maintain a portfolio of common stocks for the Fund. Armstrong Shaw's portfolio was established with assets from the Fund's cash investments. The Fund's board of trustees has designated the proportion of Fund assets to be managed by each advisor and may change these proportions at any time.


STATEMENT OF ADDITIONAL INFORMATION TEXT CHANGES

Under the heading "Investment Advisory Services," the following text is added after the first paragraph under the heading "Vanguard Windsor II Fund" on page B-30:


ARMSTRONG SHAW ASSOCIATES INC.

Vanguard Windsor II Fund has entered into an investment advisory agreement with Armstrong Shaw Associates Inc. (Armstrong Shaw), to manage the investment and reinvestment of the portion of the Fund's assets that the board of trustees assigns to Armstrong (the Armstrong Shaw Portfolio).

     Armstrong Shaw, an employee-owned Delaware corporation, was founded in 1984 by Raymond Armstrong (now retired) and Jeffrey Shaw. The firm is wholly owned by Armstrong, Shaw, and three other investment professionals at the firm. Armstrong Shaw, manages more than $7 billion in assets, all of which is invested in large-cap value products. Chairman and Chief Investment Officer, Jeffrey Shaw, leads an investment team of six professionals with diverse backgrounds in industry, merchant banking, private equity, and investment banking.

     The Fund pays Armstrong Shaw a fee at the end of each fiscal quarter with respect to the portion of the fund managed by the advisor. The fee is calculated by applying an annual percentage rate to the average month-end net assets managed by the advisor for the quarter. The quarterly payments to Armstrong Shaw may be increased or decreased by applying a performance adjustment. Armstrong Shaw's fee may be increased or decreased, based on the cumulative total return of the portion of the Fund managed by Armstrong Shaw over a trailing 36-month period, as compared with the return of the Russell 1000 Value Index over the same period.


































(C)2006 The Vanguard Group, Inc. All rights reserved.
Vanguard Marketing Corporation, Distributor.                           012006